UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: October 28, 2019	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

THIRD QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q3 2019 Results

SHENZHEN, PRC – October 28, 2019 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the third quarter ended September 30, 2019.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2019	Q3 2018	YoY(%)(a)	9M 2019	9M 2018	YoY(%)(a)
Operating income	$788	$7	11157.1%	$2,126	$7	30271.4%
Net operating income	$464	$7	6528.6%	$1,242	$7	17642.9%
Operating loss	$(6,015)	$(3,974)	—	$(12,639)	$(17,245)	—
% of operating income	(763.3)%	(56771.4)%		(594.5)%	(246357.1)%
per share (diluted)	$(0.16)	$(0.10)	—	$(0.33)	$(0.46)	—
Net loss	$(6,330)	$(3,697)	—	$(11,473)	$(6,974)	—
% of operation income	(803.2)%	(52814.3)%		(539.6)%	(99628.6)%
Basic loss per share	$(0.17)	$(0.10)	—	$(0.30)	$(0.18)	—
Diluted loss per share	$(0.17)	$(0.10)	—	$(0.30)	$(0.18)	—
Weighted average number of shares (’000)
Basic	38,316	38,159		38,246	37,756
Diluted	38,316	38,159		38,246	37,756

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of September 30,	As of December 31,	As of September 30,
	2019	2018	2018
Cash and cash equivalents(a)	$66,924	$62,919	$47,192
Short term investments(b)	$—	$46,952	$93,750
Real estate properties under development, net	$223,985	$171,610	$72,409
Property, plant and equipment, net	$26,829	$27,442	$31,417
Total assets	$327,467	$318,107	$253,461
Accounts payable	$46,255	$87,214	$17,613
Advance from customers	$55,548	$255	$—
Current portion of long term bank loan	$481	$—	$—
Long term bank loan	$6,591	$—	$—
Total shareholders’ equity	$214,017	$227,891	$230,569
Total number of common shares issued	38,442	38,187	37,806

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short term investments include all highly liquid investments with original maturities of greater than three months and less than 12 months. Investments that are expected to be realized in cash during the next 12 months are also included in short term investments.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2019

Key Highlights of Financial Position

	As at September 30,	As at December 31,	As at September 30,
	2019	2018	2018
Ratio of cash(a) to current liabilities	0.63	1.22	6.16
Current ratio(b)	0.70	1.29	6.44
Ratio of total assets to total liabilities	2.89	3.53	11.07
Return on equity	(6.9)%	(5.6)%	(3.9)%
Ratio of total liabilities to total equity	0.53	0.40	0.10

Notes:

(a)	Cash in this financial ratio include cash, cash equivalents and short term investments.
(b)	Current ratio means all current assets, including prepaid expenses and other receivables, divided by all current liabilities.

FINANCIAL RESULTS

Net Operating Income

Net operating income for the third quarter of 2019 was $0.5 million compared to $0.007 million in the third quarter of 2018. Operating income for the third quarter of 2019 mainly consisted of rental income of $0.7 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Net operating income for the first nine months of 2019 was $1.2 million compared to $0.007 million in the first nine months of 2018. Operating income for the first nine months of 2019 mainly consisted of rental income of $1.8 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Operating Loss

Operating loss for the third quarter of 2019 was $6.0 million compared to an operating loss of $4.0 million in the third quarter of 2018. Operating loss for the third quarter of 2019 mainly consisted of general and administrative expenses of $2.7 million and selling and marketing expenses of $3.8 million; offset in part by our net operating income of $0.5 million for the period. Operating loss for the third quarter of 2018 mainly consisted of general and administrative expenses of $4.0 million.

Operating loss for the first nine months of 2019 was $12.6 million compared to an operating loss of $17.3 million in the first nine months of 2018. Operating loss for the first nine months of 2019 mainly consisted of general and administrative expenses of $8.5 million and selling and marketing expenses of $5.4 million; offset in part by our net operating income of $1.3 million for the period, the expense mainly included salary and benefits of $5.7 million, and accrued apartment rental commission of $3.1 million. Operating loss for the first nine months of 2018 mainly consisted of general and administrative expenses of $17.3 million, including accrual of compensation for loss of office of $3.7 million for the retirement of a senior officer, stock option compensation expenses of $2.4 million for certain officers and employees, salary and benefits of $3.3 million, depreciation of $2.9 million and audit, legal and professional fees of $1.2 million.

Net Loss

Net loss for the third quarter of 2019 was $6.3 million compared to net loss of $3.7 million in the third quarter of 2018. Net loss for the third quarter of 2019 mainly consisted of operating loss of $6.0 million and other net loss of $0.8 million as a result of the depreciation of Renminbi against the US dollar in the third quarter of 2019, offset in part by interest income of $0.5 million earned from time deposits. Net loss for the third quarter of 2018 mainly consisted of operating loss of $4.0 million and exchange loss of $1.2 million, offset in part by interest income of $1.5 million.

Net loss for the first nine months of 2019 was $11.5 million compared to net loss of $7.0 million in the first nine months of 2018. Net loss for the first nine months of 2019 mainly consisted of operating loss of $12.6 million and other net loss of $0.8 million, offset in part by interest income of $2.0 million. Net loss for the first nine months of 2018 mainly consisted of operating loss of $17.2 million and other net loss of $1.0 million, offset in part by a gain of $6.8 million on disposal of an office property in Hong Kong and interest income of $4.6 million.

Cash, Cash Equivalents and Short-term Investment

Cash, cash equivalents and short-term investment decreased by $43.0 million in the first nine months of 2019 from $109.9 million as of December 31, 2018 to $66.9 million as of September 30, 2019. This decrease was mainly due to $48.1 million paying additional land premium for Nam Tai Technology Center in the first nine months of 2019.

Real Estate Properties under Development, Net

Real estate properties under development increased by $52.4 million in the first nine months of 2019 from $171.6 million as of December 31, 2018 to $224.0 million as of September 30, 2019. This increase consisted of $52.4 million for construction completed for both Nam Tai Inno Park and Nam Tai Technology Center, capitalized under percentage-of-completion method (before foreign currency translation adjustment).

Accounts Payable

Accounts payable decreased by $40.9 million in the first nine months of 2019 from $87.2 million as of December 31, 2018 to $46.3 million as of September 30, 2019. This decrease mainly consisted of accrued payables for construction completed for both Nam Tai Inno Park and Nam Tai Technology Center, accounted for under percentage-of-completion method.

Advance from Customers

Advance from customers increased by $55.2 million in the first nine months of 2019 from $0.3 million as of December 31, 2018 to $55.5 million as of September 30, 2019. This increase mainly attributed to Nam Tai Inno Park’s $55.2 million rental received from customers.

Long Term Bank Loan

Long term bank loan increased by $7.1 million in the first nine months of 2019. No long term bank loan existed at the beginning of 2019, the increase was due to the $7.1 million loan from the Bank of Beijing in August 2019 for Nam Tai Technology Center project.

Liquidity and Capital Resources

As of September 30, 2019, we had a total cash balance of $66.9 million. According to our project development plan, project investment for the fourth quarter of 2019 is estimated to be $35.2 million. The total project investment for the year 2019 is estimated to be $167.0 million.

With respect to the financing of Nam Tai Technology Center, the Company is currently in discussion with a bank for a loan to support the construction of Nam Tai Technology Center. We have obtained preliminary consent from this institution in September 2019 and are expected to enter into a loan agreement in the fourth quarter of 2019.

With respect to the financing of Nam Tai Inno Park, after considering the financing terms and costs, we entered into a financing package with Bank of China in September 2019 for a credit facility of RMB1.0 billion. This package replaced the financing package from China Construction Bank which we entered into in April 2018. The package from Bank of China, which principally consists of a fixed asset loan agreement, will help us obtain financing support with more flexible terms and lower costs. It is also conducive to our development and in line with the best interests of our shareholders.

With respect to other financing activities, we entered into a three-year loan facility with Bank of Beijing in August 2019 for a total amount of RMB50 million, which is guaranteed by a third party guarantee company and Zastron Electronic (Shenzhen) Co., Ltd. and counter-guaranteed by our office property in Qianhai, Shenzhen. The loan amount of RMB50 million was drawn down in the same month.

Please see page 8 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

RECENT DEVELOPMENTS

The development of our projects in Guangming, Shenzhen and Gushu, Shenzhen, continue to proceed as planned.

For Nam Tai Inno Park (“Inno Park”), our construction continued smoothly in the third quarter of 2019. At present, the Company continues to carry out construction on walls, gardens, doors and windows and others, more than half of which have been completed. In the third quarter, we continued to hold various industrial events in Inno Park, to strengthen our brand image as a technology park operator, establish contact with potential technology enterprise tenants, and deepen the relationship with partners. These industrial activities included the "Preliminary Round for the Third Guangming District Innovation and Entrepreneurship Competition" held in July 2019, the "Inno Park Talent Decoding Series Activities" held in August 2019, and the "CHTF Nam Tai Inno Park 5G Technology Application Forum 2019" held in September 2019. In addition, the Company was invited to participate in the “12th International IoT Exhibition”, which enhanced our image in the international IoT community. As of the end of the third quarter, we have entered into various leasing agreements with tenants in Inno Park, equivalent to approximately 33,031 square meters.

The Preliminary Round for the Third Guangming District Innovation and Entrepreneurship Competition

In July 2019, the Preliminary Round for the Third Guangming District Innovation and Entrepreneurship Competition, lasting for three days, was hosted by Nam Tai and successfully concluded in Nam Tai Inno Park. This is a high-level innovation competition, part of "China (Shenzhen) Innovation and Entrepreneurship Competition". The competition has attracted enthusiastic participation from start-ups, scientific research teams and entrepreneurs in emerging industries including electronic information, internet and mobile internet, biomedicine, advanced manufacturing, new energy, energy conservation and environmental protection, and new materials, which is conducive to promoting the industrial structure upgrading and economic development of the region.

Nam Tai Inno Park Debut at the 12th International IoT Exhibition

In July 2019, Nam Tai was invited to participate in the 12th International IoT Exhibition as an exhibitor. Founded in 2009, the International IoT Exhibition is the world’s first professional IoT exhibition and one of the largest high-level professional IoT exhibitions in China. At the exhibition, the Company demonstrated Inno Park’s recent development and operation concept, effectively promoting itself among the IoT community.

The China Hi-Tech Fair (“CHTF”) - Nam Tai Inno Park 5G Technology Application Forum 2019

In September 2019, the CHTF - Nam Tai Inno Park 5G Technology Application Forum (Shenzhen) 2019 was held in Nam Tai Inno Park, Guangming District, Shenzhen. Guided by China International High-tech Achievements Exchange Center and organized by Nam Tai, the forum aims to promote 5G industry development in Guangdong-Hong Kong-Macao Greater Bay Area through in-depth discussion and exchange on 5G technology development and innovative application. Executives from Shenzhen Unicom, Shenzhen Huixin Communication Technology Co., Ltd., the VC Alliance of Great Bay Area, Shenzhen Tengshi Technology Co., Ltd., Beijing Shengxin Technology Co., Ltd. and other enterprises attended the forum.

Progress on Nam Tai Technology Center

After obtaining the construction permit in July 2019, Nam Tai Technology Center officially entered into the stage of main structure construction. This is the second project under construction by Nam Tai, reflecting that its project development and construction capability are further strengthened after the transformation of the Company. At present, we are carrying out earthworks and basement construction. With respect to the additional land premium for Nam Tai Technology Center, we have paid approximately US$48.4 million in September 2019. The Company is applying for the land use right certificate of Nam Tai Technology Center, which is expected to be obtained in the fourth quarter of 2019.

Update on Nam Tai Inno Valley

As at September 30, 2019, the percentage of leased space at the Nam Tai Inno Valley (“Inno Valley”) was maintained at approximately 90%, equivalent to approximately 33,626 square meters. In the third quarter of 2019, we continued to improve the operation level of Inno Valley and provide industrial support services for the enterprise tenants in the park. In this quarter, we held three industrial events in Inno Valley, including the "Senior Economist Training" held in July 2019, the theme salon of "Policy Interpretation, Resources Sharing" held in August 2019, and the "Equity Financing Solution Forum for Enterprise" held in September 2019.

Other Project Expansion

In terms of project expansion, after comprehensive evaluation of the Company's development needs and market opportunities, the Company determined to expand project resources and strengthen the capability of sustainable development. In September 2019, we entered into a leasing agreement with a third party and rented contracted floor area of approximately 7,500 square meters that will be transformed to be a technology park. The park, which is re-named as “Nam Tai • Tang Xi Technology Park”, is located in the west of Bao'an Avenue in Shenzhen. The park will aim to target enterprise tenants in light production, intelligent product production and assembly, intelligent management service, among other industries. The project will realize industrial complementarity and resource sharing with Nam Tai Technology Center and Inno Valley, and also enable the Company to export the operation model of technology parks.

As for our Wuxi facilities, we leased out the facilities and delivered them to a third party in February 2019. The facilities are under renovation by the third party and open for leasing.

In September 2019, Nam Tai Investment (Shenzhen) Co., Ltd., a wholly-owned indirect subsidiary of the Company, has obtained the qualification certificate for real estate development enterprise. This indicates its possession of the qualification for development and construction of commercial housings. After the enterprise obtains the pre-sale permit and meets certain conditions, it may be allowed to pre-sell the project buildings. Nam Tai will select appropriate means of sales in light of development of the projects and market conditions.

Policy Update

In terms of policy, the Central People's Government of China and the State Council issued the "Opinions on Supporting Shenzhen to Build a Pilot Demonstration Area of Socialism with Chinese Characteristics" (the "Opinions") in August 2019. The Opinions position Shenzhen as the example for quality development, a city ruled by law, a model of urban civilization, a benchmark for people's well-being and a pioneer of sustainable development. The goal is to build Shenzhen into a top city in the world by 2025, in terms of economic strength and development quality, with first-class research and development investment intensity and industrial innovation ability, significant improvement in cultural soft power, international advanced public service level and ecological environment quality, and will become a modern international innovative city. By the middle of this century, Shenzhen will become a global benchmark city with outstanding competitiveness, innovation and influence. Nam Tai will actively seize growth opportunities while strengthening our brand and operation performance as a technology park operator.

Change of Management

The Board of Directors of the Company has approved Mr. Julian Lin ("Mr. Lin")’s departure as President and General Counsel of the Company, effective on October 28, 2019. Since February 2018, Mr. Ying Chi Kwok has been serving as our chief executive officer, which functions include those of president, and, therefore, the Company does not plan to search for a replacement for the role of President.

OPERATING RESULTS

As of September 30,
2019
(in square meter)
Project Under Development	526,427
Project For Future Development	170,200
Total	696,627

Project Portfolio - As of September 30, 2019

	Projects	Inno Park	Nam Tai Technology Center	Inno Valley
	Location	Shenzhen	Shenzhen	Shenzhen
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory
	Site Area (sq.m.)	103,739	22,364	22,367
	Total GFA (sq.m.)	331,832	194,595	170,200(b)
Total GFA	Under Development (sq.m.)	331,832	194,595	—
	Under Operation (sq. m.)	—	—	—
	Future Development (sq. m.)	—	—	170,200
	Interest Attributable To Us	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen

Notes:

(a)	The types of our projects are based on our planning or certificates issued by the relevant authority and may be changed subject to the relevant authority’s final approval.
(b)

The gross floor area and type assume that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirement. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters.

(c)	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Properties Under Development

The table below sets forth certain information of our property projects or project phases under development as of September 30, 2019, comprising properties for which the land use right certificate and construction permits have been obtained, construction is in progress but before construction acceptance certificates are obtained.

Project	Inno Park	Nam Tai Technology Center
City	Shenzhen	Shenzhen
(Estimated) Total GFA (sq. m.)	331,832	194,595
(Estimated) Leasable GFA (sq. m.)	265,000	-
(Estimated) Saleable GFA (sq. m.)	-	125,572
Commencement Time	May 2017	July 2019
Status of Pre-sale Permit	Not eligible	No
Estimated Completion Time	2020 Q4	2021 Q3
Interest Attributable to Us	100%	100%

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of September 30, 2019, comprising properties for which we have obtained the land use right certificate or we have entered into land grant contracts although the land use right certificate is not yet obtained, or the relevant lands and resources authority has confirmed our successful bidding in a public auction.

Project	Inno Valley
Location	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The estimated total GFA is based on our future planning and is subject to the relevant authority’s final approval.

Potential Risks in Our Business

China-United States trade frictions may continue to adversely impact China’s economy, especially for technology companies. Since we mainly operate in China and the potential tenants of our technology parks are mostly domestic technology enterprises, the China-US trade frictions may potentially affect our operations, property sales and leasing to some degree. This potentially may also lead to suspension, reduction or even cancelation of the leasing or purchasing of properties, including dormitories and office buildings.

In 2018 and 2019, Shenzhen has successively issued a number of policies that may ease the negative impact of the China-US trade frictions, comprising the Special Fund Management Reform Program for Strategic Emerging Industries (“Reform Program”) in May 2018 and the relevant operating instructions in February 2019 by Development and Reform Commission of Shenzhen Municipality. The Reform Program proposed additional credit loans, guaranteed loans, post-industrial subsidies and other supporting plans, while the implementation guideline has been optimized and adjusted in terms of the procedures of project application, management tracking, evaluation and acceptance.

The real estate industry in China is subject to government regulations, including measures that are intended to curtail significant price fluctuations and property speculation. The regulations at both central government level and local government level change from time to time, to stimulate or restrain the development of the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. Relevant regulations may affect our business performance and cause uncertainty. On May 27, 2019, Bureau of Housing and Urban-Rural Development in Shenzhen had issued the consultation draft of the Measures on Standardizing Industrial Buildings Leasing Market and Stabilizing Leasing Pricing (“Consultation Draft”) which became effective with revisions on October 1, 2019. The formal implementation contains measures which principally aim at limiting the qualifications of potential tenants, increasing the supply of leasable space for qualified tenants, and enhancing industrial supervisions. The Consultation Draft in May stipulated that the tenants of industrial buildings could only be enterprises rather than natural persons. The formal implementation of the measures relaxed restrictions on the types of tenants: (1) for industrial buildings, the tenants expanded from enterprises to also include individual entrepreneurs; (2) for supporting dormitories, the tenants expanded from enterprises within the industrial park and tax-paying enterprises in the surrounding areas to include also the employees of these enterprises. The measures may still adversely affect the market expectations of tenants and financial institutions for industrial buildings and bring negative impacts on our operations.

Property development is capital intensive with significant capital resources required for the development of our technology parks. Our ability to finance the capital expenditures is subject to a number of risks and contingencies. Certain PRC laws and regulations that govern financing policies of the financial institutions with respect to the property development sector impose stringent requirements on providing loans to property development enterprises. We cannot assure that the PRC government will not further tighten such restrictions. In the financing package we entered into with Bank of China in September 2019, certain requirements have to be met before the loan can be drawn. If we fail to meet the requirements, we may have to fund the development of the project with our own capital or other means in the absence of the loan drawdown.

As of January 30, 2019, Kaisa Group (“Kaisa”) as one of our major shareholders, held about 24% of the issued common shares of the Company. As requested by Kaisa, the Company has filed the resale registration statement in Form F-3 (the “Statement”) on August 9, 2019 for facilitating the registration of relevant shares, which took effect on August 22, 2019. After taking effect, Kaisa may sell all or part of the shares in an issue managed by investment banks or broker dealers through open market transactions, private negotiation transactions, general brokerage transaction or any other means permitted by applicable laws.

As disclosed in the Statement, Kaisa currently has no intention to publicly sell any of the shares covered by the Statement, but in the future may do so from time to time. As a major shareholder of Nam Tai, any possible sale by Kaisa of the shares of Nam Tai in the open market or the perception that the sale will occur in the future may have an adverse impact on the market price of our common stock.

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2019

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management expects to release the quarterly financial results in accordance with the following schedule for 2019. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2019	April 29, 2019 (Monday)
Q2 2019	July 29, 2019 (Monday)
Q3 2019	October 28, 2019 (Monday)
Q4 2019	January 27, 2020 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are an owner, developer and operator of technology parks. We hold several parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-end technology parks, Nam Tai Inno Park and Nam Tai Technology Center. We expect our principal income in the future will be derived from rental income from technology parks. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

CONTACTS

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Hill+Knowlton Strategies

Mr. Peter Poulos

Tel.: +1 646 586-5701

E-mail: namtai@hkstrategies.com

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(In Thousands of US dollars except share and per share data)

	Unaudited Three months ended September 30,		Unaudited Nine months ended September 30,
	2019	2018	2019	2018
Operating income (1)	$788	$7	$2,126	$7
Operating expenses	324	—	884	—
Net operating income	464	7	1,242	7
Costs and expenses
General and administrative expenses	2,727	3,981	8,493	17,252
Selling and marketing expenses	3,752	—	5,388	—
	6,479	3,981	13,881	17,252
Operating loss	(6,015)	(3,974)	(12,639)	(17,245)
Other expenses, net (2)	(802)	(1,208)	(820)	(1,015)
Interest income	487	1,485	1,986	4,558
Gain on disposal of property	—	—	—	6,763
Write-off of demolished buildings	—	—	—	(35)
Loss before income tax	(6,330)	(3,697)	(11,473)	(6,974)
Consolidated net loss	(6,330)	(3,697)	(11,473)	(6,974)
Other comprehensive loss(3)	(4,289)	(7,647)	(4,248)	(11,146)
Functional currency translation adjustment	(4,289)	(7,647)	(4,248)	(11,146)
Consolidated comprehensive loss	$(10,619)	$(11,344)	$(15,721)	$(18,120)
Loss Per Share
Basic	$(0.17)	$(0.10)	$(0.30)	$(0.18)
Diluted	$(0.17)	$(0.10)	$(0.30)	$(0.18)
Weighted average number of shares (’000)
Basic	38,316	38,159	38,246	37,756
Diluted	38,316	38,159	38,246	37,756

Notes:

(1)	The property of Inno Valley at Gushu has been rented to several tenants since July 2018. The property at Wuxi has been rented to a third party lessee with a term of 12 years ending in October 2030.
(2)	Other (expenses) income, net, includes an exchange loss of $0.9 million and $1.3 million for the three months ended September 30, 2019 and 2018 respectively.
(3)	Other comprehensive loss due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(In Thousands of US dollars)

	Unaudited September 30,	Audited December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents(1)	$66,924	$62,919
Short term investments(1)	—	46,952
Accounts receivable	796	226
Prepaid expenses and other receivables	6,706	6,663
Total current assets	74,426	116,760
Long term investments	2,139	2,204
Real estate properties under development, net(2)	223,985	171,610
Property, plant and equipment, net	26,829	27,442
Other assets	88	91
Total assets	$327,467	$318,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$46,255	$87,214
Current portion of long term bank loan	481	—
Accrued expenses and other payables	4,050	2,738
Advance from customers	55,548	255
Total current liabilities	106,334	90,207
Long term bank loan	$6,591	—
Long term rental deposits	512	—
Financing lease payable	13	9
Total liabilities	113,450	90,216
EQUITY
Shareholders’ equity:
Common shares	384	382
Additional paid-in capital	258,970	257,125
Retained earnings	(24,802)	(13,329)
Accumulated other comprehensive loss(3)	(20,535)	(16,287)
Total shareholders’ equity	214,017	227,891
Total liabilities and shareholders’ equity	$327,467	$318,107

Notes:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $39.4 million as at December 31, 2018 are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet ,and we have no short-term investment as at September 30,2019.

(2)	Capitalization on project investment was $24.2 million for the third quarter of 2019 and accumulated project investment was $224.0 million up to September 30, 2019.
(3)	Accumulated other comprehensive loss represented conversion differences in foreign currency statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(In Thousands of US dollars)

	Unaudited Three months ended September 30,		Unaudited Nine months ended September 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(6,330)	$(3,697)	$(11,473)	$(6,974)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	350	959	1,136	2,934
Gain on disposal of property, plant and equipment	—	—	(15)	(6,956)
Write-off of demolished buildings	—	—	—	35
Share-based compensation expenses	147	370	395	2,371
Unrealized exchange loss	916	450	992	1,739
Changes in current assets and liabilities:
Increase in accounts receivable	(171)	—	(570)	—
Decrease (increase) in prepaid expenses and other receivables	599	(1,190)	(43)	(1,592)
Increase (decrease) in accrued expenses and other payables	1,655	(3,018)	1,312	646
Advance from customers	34,194	—	55,293	—
Increase in long term rental deposits	40	—	526	—
Total adjustments	37,730	(2,429)	59,026	(823)
Net cash provided by (used in) operating activities	$31,400	$(6,126)	$47,553	$(7,797)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for real estate properties under development	$(67,869)	$(4,432)	$(95,216)	$(9,956)
Purchase of property, plant & equipment	(184)	(835)	(576)	(1,431)
(Increase) decrease in deposits for real estate properties under development	—	(99)	—	17
Decrease (increase) in deposits for purchase of property, plant and equipment	—	137	—	(11)
Proceeds from disposal of property, plant and equipment	—	—	68	9,706
Proceeds from disposal of demolished buildings	—	—	—	197
Proceeds from disposal of other assets	—	—	—	50
Redemption of marketable securities	—	—	7,580	—
Decrease (increase) in short term investments	1,723	(91,839)	39,372	(93,750)
Net cash (used in) provided by investing activities	$(66,330)	$(97,068)	$(48,772)	$(95,178)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(2,646)	$—	$(7,919)
Interest paid	(41)	—	(41)	—
Proceeds from bank loan	7,072	—	7,072	—
Proceeds from shares issued for option exercise	1,293	—	1,453	1,544
Net cash provided by (used in) financing activities	$8,324	$(2,646)	$8,484	$(6,375)
Net (decrease) increase in cash and cash equivalents	$(26,606)	$(105,840)	$7,265	$(109,350)
Cash and cash equivalents at beginning of period	96,259	158,091	62,919	165,173
Effect of exchange rate changes on cash and cash equivalents and short term investments	(2,729)	(5,059)	(3,260)	(8,631)
Cash and cash equivalents at end of period	$66,924	$47,192	$66,924	$47,192

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2018, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2019.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $10.6 million and $11.3 million for the three months ended September 30, 2019 and 2018, and was $15.7 million and $18.1 million for the nine months ended September 30, 2019 and 2018.

4.	A summary of the operating income, other (expenses) income, net, net loss and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
OPERATING INCOME WITHIN:
-PRC, excluding Hong Kong	$788	$7	$2,126	$7
OTHER (EXPENSES) INCOME, NET:
- Loss on exchange difference	$(916)	$(1,328)	$(992)	$(1,386)
- Others	114	120	172	371
Total other (expenses) income, net	$(802)	$(1,208)	$(820)	$(1,015)
NET LOSS FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(4,606)	$(1,361)	$(7,959)	$(5,064)
- Hong Kong	(1,724)	(2,336)	(3,514)	1,910
Total net loss	$(6,330)	$(3,697)	$(11,473)	$(6,974)

	September 30, 2019	December 31, 2018
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$223,985	$171,610
- Property, plant and equipment in PRC, excluding Hong Kong	26,384	27,186
- Hong Kong	445	256
Total long-lived assets	$250,814	$199,052